Exhibit 99.1

Focus Media Sells Internet Division Allyes to Silver Lake

SHANGHAI, China, July 30, 2010 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading digital media group today announced that they have entered into a definitive share purchase agreement with Silver Lake, a global leader in private investments in technology and technology-enabled industries, pursuant to which Focus Media will sell to Silver Lake a 62% indirect equity ownership of its Internet subsidiary, Allyes Online Media Holdings Ltd and its consolidated subsidiaries and affiliates (together “Allyes”). Under the terms of the agreement, Silver Lake will pay US$124 million to Focus Media, in exchange for the equity ownership of Allyes held by Focus Media. Simultaneously with the signing of the agreement, certain remaining shareholders of Allyes also agree to sell their equity ownership in Allyes to Silver Lake, so that following the series of transactions, Silver Lake will own a controlling stake in Allyes.

“We are delighted to welcome Silver Lake as our majority shareholder and strategic partner,” said Mr. David Zhu, CEO of Allyes. “Allyes looks forward to leveraging Silver Lake’s deep technology background and exceptional insights in the global interactive market as we continue to grow and innovate our business strategies.”

“Allyes is entering into its next phase of growth, we believe technology investment firm like Silver Lake will be able to take Allyes to a new level of growth through strengthening its technological competitiveness in China. Post this transaction, Focus Media will be more focused on our core businesses, striving to continuously enhance and expand our life-circle media platforms through our LCD display network, poster frame network, in-store network and movie theater network,” said Mr. Jason Jiang, Chairman & CEO of Focus Media.

The transaction is expected to close soon, subject to customary closing conditions.

MacQuarie Capital Advisors is acting as the financial advisor to Focus Media and Simpson Thacher & Bartlett LLP is advising Focus Media on this transaction.

Latham & Watkins, FangDa Law Partners are advising Allyes on this transaction.

ABOUT ALLYES

Established in 1998, Allyes is the largest online media service provider in China that offers a complete suite of interactive marketing solutions and a pioneer in Chinese Internet advertising technology. Allyes provides its customers with comprehensive and professional services through Allyes’ proprietary suite, AdForward, a software application which has been independently certified and registered in China. AdForward products include online ad-publishing, creative production, tracking, targeting and performance analysis and have been used by hundreds of commercial websites and ad agencies, maintaining a leading position in the Internet advertising application field. Allyes’ mission is to become the worldwide industry leader in helping web media owners materialize and increase their online marketing value and improving efficiency and effectiveness of advertisers’ media spending. Headquartered in Shanghai, China, Allyes has branch offices in Beijing, Shenzhen, Guangzhou and Chengdu. For more information, please visit www.allyes.com.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of March 31, 2010, Focus Media’s digital out-of-home advertising network had approximately 132,000 LCD displays in its LCD display network and approximately 271,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at .

Investor and Media contact:

Jing Lu

Tel: +86 21 22164155

Email: ir@focusmedia.cn